May 12, 2006
(212) 474-1150
(212) 474-1248

Re:	Unilever PLC
Form 20-F for the Fiscal Year Ended December 31, 2005
Filed March 29, 2006
File No. 1-4546
Dear Ms. Blye:

    Set forth below are the responses of our client, Unilever PLC (“PLC”), to the comments of the U.S. Securities and Exchange Commission (the “Commission”) on PLC’s Form 20-F for the year ended December 31, 2005 filed on March 29, 2006 (the “20-F”), which were delivered in your letter to PLC dated April 6, 2006. We set forth below first the Commission’s comments in italics and follow with PLC’s responses. “Unilever Group” has the meaning assigned to it in the 20-F.

General

1.
We note from your website and other publicly available sources that you may have operations or product sales in, Cuba, Iran, Sudan and Syria, which are identified by the U.S. State Department as state sponsors of terrorism and are subject to economic sanctions administered by the Treasury Department’s Office of Foreign Assets Control and the Commerce Department’s Bureau of Industry and Security. We note that your Form 20-F does not contain any disclosure about operations associated with these countries. Please describe any such operations and discuss their materiality to you in light of each country being identified as a state sponsor of terrorism and subject to U.S. sanctions. Please also discuss whether the operations constitute a material investment risk to your security holders. Your response should describe your current, historical and anticipated operations in, and contacts with, Cuba, Iran, Sudan and Syria, including through subsidiaries, affiliates, joint ventures and other direct and indirect arrangements.

2.
Your materiality analysis should address materiality in quantitative terms, including the approximate dollar amount of revenues, assets and liabilities associated with Cuba, Iran, Sudan and Syria. Please also address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. In this regard, we note that Arizona and Louisiana have adopted legislation requiring their state retirement systems to prepare reports regarding state pension fund assets invested in, and/or permitting divestment of state pension fund assets from, companies that do business with countries identified as state sponsors of terrorism. Illinois, Oregon and New Jersey have adopted, and other states are considering, legislation prohibiting the investment of certain state assets in, and/or requiring the divestment of certain state assets from, companies that do business with Sudan. Harvard University, Stanford University, Dartmouth College, the University of California and other academic institutions have adopted policies prohibiting investment in, and/or requiring divestment from, companies that do business with Sudan. Florida requires issuers to disclose in their prospectuses any business contacts with Cuba or persons located in Cuba. Your materiality analysis should address the potential impact of the investor sentiment evidenced by these actions directed toward companies operating in Cuba, Iran, Sudan and Syria.

Response:

    As disclosed in the 20-F, the Unilever Group is one of the world’s leading suppliers of consumer goods in the foods, home and personal care product categories and sells these products in nearly all countries throughout the world. The 20-F discloses various financial information, including turnover, operating profit and assets, on a geographic segment basis (Europe; the Americas; Asia and Africa). Other than with regard to the home countries of the Unilever Group (the United Kingdom and The Netherlands) and the United States, the Unilever Group does not generally disclose financial information on a country specific basis. The 20-F further discloses that the Unilever Group has operations in Syria.

    As described in more detail below, the Unilever Group does not currently have material operations or sales in Cuba, Iran, Sudan or Syria. Its business operations and sales in these countries relate to the marketing and sale of certain of its products, all of which are consumer goods in the foods, home or personal care product categories. Due to the immateriality of its operations and sales in Cuba, Iran, Sudan and Syria from a financial standpoint and the fact that the products which the Unilever Group markets and sells in these countries are all consumer goods products, PLC does not believe that these activities would be deemed material by a reasonable investor. For the same reasons, PLC does not believe that it faces material financial, reputational or share value risks on account of such activities. Accordingly, PLC does not believe that additional disclosure in its 20-F regarding such activities is warranted.

    Cuba:

    The Unilever Group does not have a legal entity based in Cuba and currently generates sales through an arrangement with the Cuban government analogous to a 50/50 joint venture. For the year ended December 31, 2005, turnover attributable to this arrangement was approximately $9.3 million (approximately 7.86 million euros) and the book value of this interest, as of December 31, 2005, was approximately $1.0 million (approximately 0.84 million euros). For comparison purposes, turnover of the Unilever Group for the year ended December 31, 2005 was approximately 39.67 billion euros and total assets of the Unilever Group as of December 31, 2005 was approximately 39.38 billion euros. Thus, the Unilever Group’s turnover from its Cuban arrangements amounted to approximately 0.020% of total Unilever Group turnover and the book value of its interest in this Cuban arrangement amounted to approximately 0.002% of the Unilever Group’s total assets.

    The management of the Unilever Group does not anticipate any change in its arrangement in Cuba in the foreseeable future that would be material to the Unilever Group.

    Iran:

    The Unilever Group does not have a wholly owned legal entity based in Iran and currently generates sales through a 70% held joint venture, named Unilever Iran. For the year ended December 31, 2005, turnover attributable to operations in Iran amounted to approximately $13.0 million (approximately 10.98 million euros) and, as of December 31, 2005, total assets were approximately $21.6 million (approximately 18.24 million euros) and total liabilities were approximately $10.84 million (approximately 9.16 million euros). For comparison purposes, turnover of the Unilever Group for the year ended December 31, 2005 was approximately 39.67 billion euros and, as of December 31, 2005, total assets of the Unilever Group were approximately 39.38 billion euros and total liabilities were approximately 30.61 billion euros. Thus, the Unilever Group’s turnover from its Iranian operations amounted to approximately 0.028% of total Unilever Group turnover, its total assets of its Iranian operations amounted to approximately 0.046% of the Unilever Group’s total assets and its total liabilities of its Iranian operations amounted to approximately 0.030% of the Unilever Group’s total liabilities.

    Although the size of its operations in Iran are expected to increase during the next few years, the management of the Unilever Group does not anticipate any change in its operations in Iran in the foreseeable future that would be material to the Unilever Group.

    Sudan:

    The Unilever Group does not have a legal entity based in Sudan and currently generates sales solely though a single third-party distributor. For the year ended December 31, 2005, turnover attributable to this distributorship amounted to approximately $7.0 million (approximately 5.9 million euros). For comparison purposes, turnover of the Unilever Group for the year ended December 31, 2005 was approximately 39.67 billion euros. Thus, the Unilever Group’s turnover from its Sudanese distributorship amounted to approximately 0.015% of total Unilever Group turnover.

    The management of the Unilever Group does not anticipate any change in its arrangements in Sudan in the foreseeable future that would be material to the Unilever Group.

    Syria:

    The Unilever Group does not have a legal entity based in Syria and currently generates sales solely though two third-party distributors. The Unilever Group was party to a manufacturing agreement with a third party that expired in July 2005 and was not renewed. For the year ended December 31, 2005, turnover attributable to these relationships amounted to approximately $9.0 million (approximately 7.6 million euros). For comparison purposes, turnover of the Unilever Group for the year ended December 31, 2005 was approximately 39.67 billion euros. Thus, the Unilever Group’s turnover from its Syrian relationships amounted to approximately 0.019% of total Unilever Group turnover.

    The management of the Unilever Group does not anticipate any change in its arrangements in Syria in the foreseeable future that would be material to the Unilever Group. The management of the Unilever Group currently anticipates that it will not renew one of its two Syrian distributorships upon the expiration of such distributorship in June 2006.

* * *

    PLC hereby acknowledges that:

•	PLC is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	PLC may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

    Should you have any questions concerning the foregoing, please contact either Mark I. Greene at (212) 474-1150 or Jonathan L. Corsico at (212) 474-1248.

Sincerely,

/s/ Mark I. Greene

Mark I. Greene

/s/ Jonathan L. Corsico

Jonathan L. Corsico

Celia D. Blye
Chief
Office of Global Security Risk
Division of Corporate Finance
U.S. Securities and Exchange Commission
Mail Stop 5546
100 F Street, NE
Washington, D.C. 20549

Copies to:

James Lopez
U.S. Securities and Exchange Commission

Roger Schwall
U.S. Securities and Exchange Commission

Patrick Cescau
Chief Executive, Unilever

Rudolph Markham
Chief Financial Officer, Unilever

David Schwartz, Esq.
Unilever United States, Inc.